UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2026

Commission File Number: 001-40398

HIVE Digital Technologies Ltd.
(Translation of registrant's name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 128, 7900 Callaghan Road

San Antonio, Texas 78229 United States of America

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

[  ] Form 20-F      [X] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Exhibits 99.1 and 99.2 are hereby incorporated by reference into the Registrant's Registration Statement on Form F-3 (Registration Number 333-291676) and into each prospectus outstanding under the foregoing registration statement, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

99.1	Condensed Interim Consolidated Financial Statements for the three and nine months ended December 31, 2025
99.2	Management's Discussion and Analysis for the three month and nine months ended December 31, 2025
99.3	Form 52-109F2 Certification of Interim Filings (CEO) dated February 16, 2026
99.4	Form 52-109F2 Certification of Interim Filings (CFO) dated February 16, 2026
101.INS	Inline XBRL Instance Document-the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

HIVE DIGITAL TECHNOLOGIES LTD.

By:	/s/ Darcy Daubaras
Name: Darcy Daubaras
Title: Chief Financial Officer

Date: February 16, 2026